                                                                                                                                                                                                                                                                 Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA  19103-7098
Telephone  215.564.8000
Fax  215.564.8120
www.stradley.com

JO’Connor@stradley.com

215.564.8139

January 19, 2010
Via EDGAR Transmission

Ms. Mary A. Cole
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
Attention: Mary A. Cole
100 F. Street, N.E.
Washington, D.C. 20549

Re:	EGA Emerging Global Shares Trust (the “Trust”)
File Numbers 333-155709; 811-22255

Dear Ms. Cole:

We are writing in response to your comments on the post-effective amendment to the Trust’s Registration Statement filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”), on behalf of the Emerging Global Shares INDXX India Infrastructure Index Fund, Emerging Global Shares INDXX China Infrastructure Index Fund, Emerging Global Shares INDXX Brazil Infrastructure Index Fund, Emerging Global Shares INDXX India Mid Cap Index Fund, Emerging Global Shares INDXX China Mid Cap Index Fund, Emerging Global Shares INDXX Brazil Mid Cap Index Fund and Emerging Global Shares INDXX Growing Asia Large Cap Index Fund series of the Trust (each a “Fund” and collectively, the “Funds”), that you provided during our telephone conversation on December 28, 2009.  In accordance with the instructions you provided, we responded in the form of a post-effective amendment filed pursuant to Rule 485(b) under the Securities Act on January 19, 2010 with effectiveness extended to January 26, 2010.  Where applicable, we have provided page references to revisions made in response to your comments on the courtesy blackline Prospectus and SAI that is included with this correspondence.  We have produced your comments in italics below, followed by our responses.

Philadelphia, PA ● Malvern, PA ● Harrisburg, PA ● Wilmington, DE ● Cherry Hill, NJ ● Washington, DC

A Pennsylvania Limited Liability Partnership

Mary A. Cole
U.S. Securities and Exchange Commission
January 19, 2010

Please note that, as we discussed during our conversation on December 28, 2009, the Emerging Global Shares INDXX Growing Asia Large Cap Index Fund has been removed from the Prospectus and SAI as the Trust does not intend to publicly offer shares of that series.  We also noted this in the transmittal letter for the Trust’s post-effective amendment filed on January 19, 2010.

The Registrant acknowledges that: (i) it is responsible for the adequacy of the disclosure in the Registration Statement; (ii) comments on the Registration Statement from the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), or changes to the Registration Statement in response to Staff comments thereto, do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

General Comments

1.
We note that that the summary portion of the Prospectus is designed to be skeletal.  Though not necessarily wrong as drafted, many of our comments are aimed at compressing the information included in the individual summaries.  The descriptions of each Fund’s  investment strategies and risks should be written in plain English.  In connection with this, we believe it would be worthwhile to consider combining some of the repetitive disclosure that is included in the summary portion of the prospectus and/or moving this disclosure to the portion of the prospectus that includes Item 9 disclosure.

We have responded to this comment on pages 1 to 45 of the blackline Prospectus.

2.	Please delete all cross-references that are included in the “Fund Summaries” section of the Prospectus.

All cross-references in the Fund Summaries section of the Prospectus have been deleted.

3.	Please explain in your response letter how the Funds will comply with the Commission’s requirements for funds that use “global” in their name.

The Commission has stated that “[t]he terms ‘international’ and ‘global,’ however, connote diversification among investments in a number of different countries throughout the world, and ‘international’ and ‘global’ funds will not be subject to [Rule 35d-1].  We would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”  Investment Company Names, SEC Rel. No. IC-24828, II.C.1, text at note 42 (January 17, 2001).  We have been instructed in comments received from the Staff, on behalf of other clients, that the Division of Investment Management takes the position that a fund that includes the term “global,” “international” or “world” in its name must invest at least 40% of its net assets in foreign securities.  Further, for purposes of satisfying the 40% foreign investment minimum, we have been instructed that “foreign securities” includes, among other

Mary A. Cole
U.S. Securities and Exchange Commission
January 19, 2010

types of securities, those securities issued by companies:   (i) whose principal securities trading markets are outside the U.S.; (ii) that derive 50% or more of their total revenue from either goods or services produced or sales made in markets outside the U.S.; (iii) that have 50% or more of their assets outside the U.S.; (iv) that are linked to non-U.S. dollar currencies; or (v) that are organized under the laws of, or with principal offices in, a country other than the U.S.

Each Fund intends to invest substantially all of its assets in securities of companies that are “foreign securities,” as defined above.  Though each Fund may invest to some degree invest in American Depositary Receipts (“ADRs”), the Funds will deem such investments to be investments in “foreign securities” based on the fact that ADRs, while typically issued by American banks or trust companies, are receipts that evidence ownership of underlying securities issued by a foreign company.

Prospectus (apply throughout the Prospectus, as applicable, for each Fund)

4.	Cover Page—It is not necessary to include each Fund’s CUSIP number on the cover page of the Prospectus. However, the Funds may include the CUSIP numbers if preferable.

The CUSIP numbers for each Fund have been retained on the cover page as these provide investors with an additional means of identifying the Funds.

5.	Cover Page – Delete the first sentence on the cover page.

This sentence has been deleted from the cover page.

6.	Cover Page – Delete the second paragraph it is entirety.

This paragraph has been deleted from the cover page.

7.
Investment Objective – The third sentence in each Fund’s description of its investment objective sounds more like a description of an investment strategy.  Consider moving this sentence and/or replacing with a sentence that more closely describes the Fund’s investment objective.  i.e., “The Fund seeks to obtain returns that correspond to the returns of the [Fund’s corresponding benchmark index].”

We have made this change in response to your comment on pages 1 to 2, 8 to 9, 14 to 15, 20 to 21, 26 to 27, and 32 to 33 of the blackline Prospectus and have revised the investment objective as suggested.

8.	Fees and Expenses – Please ensure that the lead-in sentences to the expense table conform to the language included in Item 3 of Form N-1A.

We have made this change in response to your comment on pages 1, 8, 14, 20, 26 and 32 of the blackline Prospectus.  Please note that we have omitted the portion of the lead-in

Mary A. Cole
U.S. Securities and Exchange Commission
January 19, 2010

language that relates to sales charge discounts in response to Instruction 1(b) to Item 3.  Also, in response to Instruction 1(e)(i) to Item 3, we have retained the language that modifies the narrative explanation and clarifies that shareholders would pay additional brokerage charges when buying and selling Fund shares that are not included in the fee table.

9.	Fees and Expenses - Please combine the “Management Fees” and “Sub-Advisory Fees” line items in the expense table into a single line item.

We have made this change in response to your comment on pages 1, 8, 14, 20, 26 and 32 of the blackline Prospectus.

10.
Fees and Expenses – The line item “Net Annual Fund Operating Expenses” should be changed to “Total Annual Fund Operating Expenses.” In addition, please include a parenthetical to this line item indicating that this amount is after waivers.

We have made this change in response to your comment on pages 1, 8, 14, 20, 26 and 32 of the blackline Prospectus.

11.	Fees and Expenses – Please delete footnotes 1 and 2.

We have made this change in response to your comment on pages 1, 8, 14, 20, 26 and 32 of the blackline Prospectus.

12.	Fees and Expenses – In footnote 4, please indicate who may terminate the fee waiver and expense reimbursement agreement and under what circumstances this may be done.

The term of the fee waiver and expense reimbursement agreement is for one year from the date of the Prospectus and may not be terminated at the election of Emerging Global Advisors, LLC.  We have made changes in response to your comment on pages 1, 8, 14, 20, 26 and 32 of the blackline Prospectus.

13.
Principal Investment Strategies – The first sentence of this section states “The Fund’s investment objective is non-fundamental, meaning that it may be changed without shareholder approval, although shareholders would receive advance notice of any such change.” Please move this sentence to the Item 9 disclosure and state the amount of notice that will be given.

We have made this change in response to your comment on pages 2, 8, 15, 21, 27, 33 and 39 of the blackline Prospectus, and stated that shareholders will be given 60 days’ notice of a change in investment objective.

14.
Principal Investment Strategies – Please delete the following sentence: “For simplicity, except where otherwise indicated, this Prospectus used the term ‘Fund’ to mean the Fund and/or the Subsidiary, as applicable.”

Mary A. Cole
U.S. Securities and Exchange Commission
January 19, 2010

This sentence has been deleted from the summary section for Emerging Global Shares INDXX India Infrastructure Index Fund.

15.	Principal Investment Strategies – Please move the second paragraph describing ADRs and GDRs to the Item 9 disclosure.

We have made this change in response to your comment on pages 2, 9, 15, 21, 27, 33 and 39 of the blackline Prospectus.

16.	Principal Investment Strategies – Please delete the last paragraph that cross-references the SAI in its entirety.

This paragraph has been deleted.

17.
Principal Investment Strategies – For each Fund that has an investment strategy of investing primarily in mid cap companies, please define what the Fund considers to be “mid cap” companies.  i.e., include a dollar range for the capitalization of companies deemed to be mid cap companies.

We have made this change in response to your comment on pages 21, 27 and 33 of the blackline Prospectus.  As revised, the disclosure for each mid cap Fund defines mid cap companies as companies that are included in the Fund’s underlying INDXX Index and identifies the applicable range of capitalization for companies in the underlying INDXX Index.

18.
Principal Risks – Please delete or move to the Item 9 disclosure the entire first paragraph beginning with the fourth sentence. Please note that after this change, “NAV” will need to be defined earlier in the paragraph.

We have responded to your comment by deleting this disclosure on pages 3, 9 to 10, 15 to 16, 21, 27 and 33 of the blackline Prospectus and re-defining “NAV.”

19.	Principal Risks – Please delete the second paragraph in its entirety.

The second paragraph has been deleted in its entirety for each of the Funds.

20.
Principal Risks – Please delete the first sentence of “Depositary Receipts Risk.” The remainder of the paragraph seems to be more of a description of an investment strategy than a risk.  This should be revised to describe the applicable principle risks associated with investing in depositary receipts, if any.

We have revised this disclosure in response to your comment on pages 3, 10, 16, 22, 28 and 34 of the blackline Prospectus.

Mary A. Cole
U.S. Securities and Exchange Commission
January 19, 2010

21.    Principal Risks – Consider combining and shortening the following principal risks: “Market Trading Risks,” “Lack of Market Liquidity for Fund Shares,” and “Shares of the Funds May Trade at Prices Other Than NAV.”

We made this change in response to your comment on pages 3 to 4, 10 to 11, 16 to 17, 22 to 23, 28 to 29 and 34 to 35 of the blackline Prospectus by combining and shortening the disclosure under the heading “Market Price Variance Risk.”

22.
Principal Risks – “Small- and Mid-Cap Company Investment Risk” is included for each Fund, but is not referenced in the principal investment strategies.  If applicable, please make this more clear in the description of the Fund’s investment strategies. Otherwise, please delete.In addition, if it is included for the Funds that have strategies of investing primarily in mid cap companies, please explain how risks associated with small cap companies would be a principal risk.

We have revised the disclosure for each Fund in response to your comment by revising the disclosure to include mid cap company risk only and have added investments in mid cap companies to the principle investment strategies where appropriate.  Please see pages 2, 6, 9, 12, 15, 18, 21, 24, 27, 30, 33 and 36 of the blackline Prospectus.

23.	Principal Risks – For the Funds that will focus on infrastructure companies, please consider adding “Industry Concentration Risk” as a principal risk for these Funds.

In response to this comment, we have disclosed each Infrastructure Fund’s policy of concentrating its investments to the same extent as its corresponding Underlying Index in accordance with the general practice among index funds.  In addition, we have added Concentration Risk as a principal risk for each Infrastructure Fund.  Please see pages 2, 5, 9, 12, 15 and 18 of the blackline Prospectus.

24.	Principal Risks – “Portfolio Turnover Risk” is included for each of the Funds. Please make clear that this is part of each Fund’s principal investment strategies.

We made this change in response to your comment on pages 2, 6, 9, 12, 15, 18, 21, 24, 27, 30, 33 and 36 of the blackline Prospectus by adding disclosure to each Fund’s principle investment strategy.

25.	Management – The second sentence in the “Portfolio Manager” sub-section for each Fund indicates that Mr. Kang has managed the Fund since inception. Please include the actual date of inception.

We made this change in response to your comment on pages 6, 13, 19, 24, 30 and 36 of the blackline Prospectus by stating that Mr. Kang has managed the Funds since the date of the Prospectus, since the Funds have not yet commenced operations.

Mary A. Cole
U.S. Securities and Exchange Commission
January 19, 2010

26.     Purchase and Sale of Fund Shares – Please delete the second sentence.

The second sentence has been deleted from the summary section for each of the Funds.

27.
Additional Securities, Instruments and Strategies (page 37) – “Depositary Receipts” are included in this section, which are principal securities that may be utilized by a Fund, as described in the summary portion of the Prospectus, and not an additional type of security that may be utilized.  Consider removing from this section or alternatively, designating which securities, instruments and strategies in this section are “principal” and which are “additional.”

We have responded to this comment on pages 38 to 45 of the blackline Prospectus by designating which securities, instruments and strategies in the newly created Item 9 disclosure are “principal” and which are “additional.”  The disclosure relating to depositary receipts is included in the portion of the disclosure that provides additional information about each Fund’s principal investment strategies and related risks.

 Statement of Additional Information

28.
Special Considerations (page 8) – In the “Name Policies” section, the disclosure states that each Fund has adopted a non-fundamental policy of committing 80% of its net assets to equity securities or investments that have economic characteristics similar to equity securities that are contained in the Fund’s underlying index.  The Commission has stated that an index fund would generally be expected to invest more than 80% of its assets in securities that are included in the applicable underlying index.  See Investment Company Names, Release No. IC-24828, II.A.1, text at note 16 (January 17, 2001).  In light of this, please explain why 80% is an appropriate percentage for each Fund’s name policy.

We have responded to this comment on page 9 of the blackline SAI by stating that each Fund intends to be substantially invested with at least 95% of its net assets invested in securities of the Fund’s underlying index.  In addition, we have expanded the description of each Fund’s “Names Policy” on pages 2, 9, 15, 21, 27 and 33 of the blackline Prospectus.

* * * *

Please feel free to contact me at 215-564-8139 or Michael D. Mabry at 215-564-8011 if you have any questions or comments.

Very truly yours,

 /s/ James J. O’Connor
                                                                                                James J. O’Connor

cc:        Robert C. Holderith
James J. Valenti